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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ____________)*


                                  Virage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92763Q 10 6
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)

            [ ]  Rule 13d-1(c)

            [X]  Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


---------------------
CUSIP No. 92763Q 10 6
---------------------

-------------------------------------------------------------------------------------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above person (entities only)

                Paul G. Lego

-------------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
            -------------------------------------------------------------------------------------

       (b)
            -------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

    3.  SEC Use
        Only
                   ------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

    4.  Citizenship or Place of       United States
        Organization
-------------------------------------------------------------------------------------------------

Number of      5.  Sole Voting      1,642,583
Shares Bene-       Power
ficially       ----------------------------------------------------------------------------------
Owned by Each
Reporting      6.  Shared Voting      -0-
Person With:       Power
               ----------------------------------------------------------------------------------

               7.  Sole Dispositive    1,642,583
                   Power
               ----------------------------------------------------------------------------------

               8.  Shared Dispositive    -0-
                   Power
-------------------------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each         1,642,583
        Reporting Person

    10. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)

    11. Percent of Class Represented by Amount    7.95%
        in Row (11)

-------------------------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)
                 IN
-------------------------------------------------------------------------------------------------

ITEM 1(a)      NAME OF ISSUER:

               Virage, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               177 Bovet Road, Suite 520
               San Mateo, California  94402

ITEM 2(a)      NAME OF PERSON FILING:

               Paul G. Lego

ITEMS 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               177 Bovet Road, Suite 520
               San Mateo, California  94402

ITEM 2(c)      CITIZENSHIP:

               United States

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.001

ITEM 2(e)      CUSIP NUMBER:

               92763Q 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

ITEM 4.        OWNERSHIP:

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)    Amount beneficially owned:   1,642,583

               (b)    Percent of class:   7.95%

               (c)    Number of shares as to which the person has:

                      (i)   Sole power to vote or to direct the vote   1,642,583

                      (ii)  Shared power to vote or to direct the vote   -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of 1,642,583

                      (iv)  Shared power to dispose or to direct the disposition
                            of   -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10.       CERTIFICATION:

               Not Applicable.



                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 13, 2001


                                                   /s/  Paul G. Lego
                                                   -----------------------------
                                                   Paul G. Lego





    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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